                                                                     EXHIBIT 5.1



August 9, 2000

Esperion Therapeutics, Inc.
3621 S. State Street, 695 KMS Place
Ann Arbor, MI 48108

Ladies and Gentlemen:

We have acted as counsel to Esperion Therapeutics, Inc., a Delaware corporation (the "Company"), in connection with the preparation of the Post-Effective Amendment on Form S-8 to the Registration Statement on Form S-1 (the "Post-Effective Amendment No. 1 on Form S-8) to be filed pursuant to the Securities Act of 1933, as amended (the "Act") and relating to 500,000 shares (the "Shares") of the Company's Common Stock, $0.001 par value per share (the "Common Stock"). The Shares covered by this Post-Effective Amendment No. 1 on Form S-8 will be issued pursuant to the Esperion Therapeutics, Inc. Employee Stock Purchase Plan (the "Plan").

We have examined the Post-Effective Amendment No. 1 on Form S-8 and such corporate records, statutes and other documents, as we have deemed relevant in rendering this opinion. As to matters of fact, we have relied on representations of officers of the Company. In our examination, we have assumed the genuineness of documents submitted to us as originals and the conformity with originals of documents submitted to us as copies thereof.

Based on the foregoing, it is our opinion that Shares originally issued by the Company to participants in the Plan will be, when issued in accordance with the terms of the Plan, validly issued, fully paid and nonassessable.

The opinion set forth above is limited to the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment No. 1 on Form S-8. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Securities and Exchange Commission thereunder.

Very truly yours,


/s/ MORGAN, LEWIS & BOCKIUS LLP